Exhibit 12

Computation of Consolidated Ratios of Earnings to Fixed Charges

	Years ended December 31,
	2008	2007	2006	2005	2004
Excluding interest on deposits	1.73x	2.50x	2.56x	3.17x	3.90x
Including interest on deposits	1.35x	1.59x	1.64x	2.00x	2.54x

Note:	The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

	Years ended December 31,
	2008	2007	2006	2005	2004
Income before income taxes	$110,525	$204,926	$203,575	$230,227	$228,595

Interest on deposits	$163,113	$210,369	$188,476	$123,057	$69,947
Borrowings and long-term debt	145,782	132,953	127,774	103,602	76,660
1/3 of net rental expense	5,194	4,031	3,012	2,652	2,140

Total fixed charges, including interest on deposits	$314,089	$347,353	$319,262	$229,311	$148,747

Total fixed charges, excluding interest on deposits	$150,976	$136,984	$130,786	$106,254	$78,800